EXHIBIT 99.1

GameSquare’s Frankly Media and BEONDTV Announce Partnership

Frankly to Provide BEONDTV with Website, Mobile Apps, Over-The-Top Apps and Programmatic Advertising Services

July 14, 2023, Frisco, Texas – Frankly Media (“Frankly”), a digital publishing platform used to create, distribute and monetize content across all digital channels and wholly-owned subsidiary of GameSquare Holdings, Inc. (NASDAQ:GAME) (TSXV:GAME), today announced a partnership with BEONDTV, an innovative streaming network focused on lifestyle and entertainment programming. In addition to Frankly’s premium programmatic advertising services, Frankly is developing a WordPress based website, iOS and Android Mobile Apps, and Amazon Fire, Apple TV, and Roku Over-The-Top (OTT) Apps.

“We are excited to partner with Frankly and leverage their 20+ years of experience helping drive digital success for broadcasters and publishers like BEONDTV.  Frankly’s best-in-class apps will help maximize our reach and their premium programmatic advertising services are significantly increasing our monetization efforts,” said Amie Martin, CEO of BEONDTV.

Frankly Media offers an integrated suite of gaming, news and entertainment solutions that help its customers modernize their digital ecosystem, maximize their audience reach and engagement, and fully monetize their display, audio, and video content. Frankly’s fully integrated solution suite includes premium yield advertising solutions that include ad sales, ad operations, audience insights and performance analytics, website/cms, video streaming for Live, VOD and FAST Channels, Mobile Apps, OTT/CTV Apps, and Audience Engagement widgets.

Justin Kenna, Chief Executive Officer of GameSquare, stated, “Frankly’s solutions are uniquely positioned to help media and entertainment companies like BEONDTV create, distribute, and monetize content across digital channels.  The media and entertainment markets are important verticals for Frankly, and we are excited for BEONDTV to go live with their Website, Mobile Apps, OTT Apps that were built and supported by Frankly.”

About Frankly Media

Frankly Media provides a complete suite of solutions that give publishers a unified workflow for creating, managing, publishing, and monetizing digital content to any device while maximizing audience value and revenue. Frankly delivers publishers and their audiences the solutions to meet the dynamic challenges of a multi-screen content distribution world.

Frankly’s comprehensive advertising services maximize ROI for our customers, including direct sales and programmatic ad support. With the release of our server-side ad insertion (SSAI) platform, Frankly is well-positioned to help video producers take full advantage of the growing market in addressable advertising.

Frankly’s technology products include a ground-breaking online video platform for Live, VOD, and Live-to-VOD workflows, a full-featured CMS with rich storytelling capabilities, and native apps for iOS, Android, Apple TV, Fire TV, and Roku. The company is headquartered in New York, with offices in Atlanta. Frankly Media is a Subsidiary of Engine Media and Media, Inc.

About GameSquare Holdings, Inc.

GameSquare Holdings, Inc. (NASDAQ:GAME | TSXV:GAME) is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GameSquare’s end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Cut+Sew (Zoned), a gaming and lifestyle marketing agency, USA, Code Red Esports Ltd., a UK based esports talent agency, Complexity Gaming, a leading esports organization, Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, live streaming analytics, and Sideqik a social influencer marketing platform. www.gamesquare.com

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About BEONDTV

BEONDTV is a global streaming platform with original lifestyle and entertainment content curated by Emmy award-winning journalists and content creators. BEONDTV is the realization of the team’s shared vision to expand beyond broadcast, providing fellow journalists and contributors with an opportunity to showcase their original stories and expertise. Viewers can expect an immersive and dynamic streaming experience. The platform’s compelling content spans various lifestyle and entertainment genres, catering to a wide range of interests and preferences. From riveting documentaries to inspiring talk shows and everything in between, BEONDTV offers a comprehensive library of premium content designed to uplift, educate and entertain!

BEONDTV’s commitment to fostering diversity and inclusivity in the media industry is exemplified by its NMSDC certification as a minority-female owned company. This distinction underscore’s the platform’s dedication to empowering underrepresented voices and creating a level playing field.

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company’s future performance and revenue; continued growth and profitability; the Company’s ability to execute its business plan; and the proposed use of net proceeds of the Offering. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company’s ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company’s most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Media and Investor Relations

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

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